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FEB 29 2008

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AB 3/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolve Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11300 N. Central Expressway, Suite 601
(No. and Street)

Dallas, TX 75243
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Clement 901.624.5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds, Bone & Griesbeck PLC
(Name – *if individual, state last, first, middle name*)

5100 Wheelis Drive, Suite 300 Memphis, TN 38117
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

OATH OR AFFIRMATION

I, John Clement, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolve Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRI L. MAYO STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

John Clement
Signature

CFO
Title

Sherri L. Mayo
Notary Public

MY COMMISSION EXPIRES OCT 13, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVOLVE

securities, inc.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

TABLE OF CONTENTS

Evolve Securities, Inc.
December 31, 2007

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Evolve Securities, Inc.
Cordova, Tennessee

We have audited the accompanying statement of financial condition of Evolve Securities, Inc. (a wholly-owned subsidiary of Evolve Financial Group, Inc.) as of December 31, 2007, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evolve Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds, Bone & Griesbeck PLC

February 27, 2008

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

STATEMENT OF FINANCIAL CONDITION

Evolve Securities, Inc.
December 31, 2007

ASSETS

Cash	$	172,891
Deposits with clearing brokers		100,385
Receivables		74,772
Prepaid expenses		25,472
Furniture and equipment, net		14,441
Intangibles, net		75,286
Other		2,350
	$	465,597

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	20,571
Accrued expenses		91,584
Total liabilities		112,155
Stockholder's equity		
Preferred stock, $.0001 par value, authorized 1,500 shares		-
Common stock, $.0001 par value, authorized 1,500 shares; 1,000 shares issued		10
Additional paid-in capital		2,199,908
Retained earnings (deficit)		(1,846,476)
Total stockholder's equity		353,442
	$	465,597

See notes to financial statements.

STATEMENT OF INCOME (LOSS)

Evolve Securities, Inc.
Year Ended December 31, 2007

Revenues	
Commissions on securities transactions	$ 1,328,081
NASD special payment	35,000
Interest and other income	117,433
	1,480,514
Expenses	
Employee compensation and benefits	1,287,386
Regulatory fees	63,763
Clearing expense	175,244
Technology expense	58,511
Occupancy and equipment	37,078
Professional fees	123,575
Amortization of intangibles	28,214
Other	78,104
	1,851,875
Net income (loss)	$ (371,361)

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Evolve Securities, Inc.
Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2007	$ 10	$ 1,799,908	$ (1,475,115)	$ 324,803
Capital contributions by parent	-	400,000	-	400,000
Net income (loss)	-	-	(371,361)	(371,361)
Balance at December 31, 2007	$ 10	$ 2,199,908	$ (1,846,476)	$ 353,442

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Evolve Securities, Inc.
Year Ended December 31, 2007

Subordinated liabilities at January 1, 2007	$	-
No activity during year		-
Subordinated liabilities at December 31, 2007	$	-

See notes to financial statements.

STATEMENT OF CASH FLOWS

Evolve Securities, Inc.
Year Ended December 31, 2007

Cash flows from operating activities		
Net income (loss)	$	(371,361)
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation		2,189
Amortization of intangibles		28,214
Changes in operating assets and liabilities		
Deposits with clearing brokers		24,615
Receivables		(14,369)
Prepaid expenses		13,978
Other		(241)
Accounts payable		(23,250)
Accrued expenses		64,758
Net cash used for operating activities		(275,467)
Cash flows used for investing activity -purchase furniture and equipment		(3,145)
Cash flows from financing activities - capital contributions by Parent		400,000
Net change in cash		121,388
Cash at beginning of year		51,503
Cash at end of year	$	172,891

Supplemental cash flow disclosures:		
Cash paid for interest	$	-
Cash paid for income taxes		-

See notes to financial statements.

---

1. NATURE OF BUSINESS

Evolve Securities, Inc. (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware corporation that is a wholly-owned subsidiary of Evolve Financial Group, Inc. (Parent).

The Company offers accounts on a fully disclosed basis through contractual agreements with clearing brokers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) rule 15c3-3(k)(2)(ii).

The Company was incorporated on February 4, 2004 and was in the development stage through December 31, 2005. The year 2006 was the first year during which the Company was considered an operating company and no longer in the development stage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Long-lived Assets

Furniture and equipment are stated at cost, less accumulated depreciation computed by the straight-line method over the estimated useful lives of the assets. Costs of additions, replacements or improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill, included in intangibles, represents the excess of the purchase price over the fair value of identifiable net assets acquired in an acquisition accounted for using the purchase method. At December 31, 2007, the Company had goodwill in the amount of $10,000 as a result of the acquisition of certain assets of a broker-dealer in April 2006.

Identifiable intangible assets, included in intangibles, consist of various intangible assets (i.e. customer accounts, mutual fund agreements, licensing, and non-compete agreement) totaling $93,500 that are being amortized using the straight-line method over various lives. Accumulated amortization was $28,214 at December 31, 2007.

Continued

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or may be impaired. In addition, goodwill is reviewed for impairment annually. For long-lived assets other than goodwill, if the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of an asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. For goodwill, if the carrying amount of goodwill exceeds the implied fair value of goodwill (as defined by SFAS No. 142), an impairment loss is recognized in an amount equal to the excess.

Start-Up Expenses

Start-up expenses and organization costs incurred in organizing and capitalizing the Company, obtaining regulatory approvals, and preparing for commencement of operations have been expensed for financial statement purposes. The costs and expenses are being amortized over fifteen years for income tax purposes.

Income Taxes

The Company is included in consolidated income tax returns filed by the Parent. Income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$	16,630
Less accumulated depreciation		2,189
	$	14,441

Continued

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $161,121, which was $116,121 in excess of its required net capital of $45,000.

5. INCOME TAXES

The components of deferred income taxes are as follows:

Deferred tax assets:	
Start-up expenses	$ 257,000
Net operating loss carry forwards	370,000
	627,000
Deferred tax liabilities	-
Valuation allowance	(627,000)
Net deferred tax asset	$ -

A valuation allowance of $627,000 at December 31, 2007 has been provided to eliminate the deferred tax assets related to operations of the Company. In future periods, management will continue to assess the amount of tax benefit it will realize from loss carry forwards and deductible temporary differences and adjust the allowance accordingly. At December 31, 2007, the Company has net operating loss carry forwards of approximately $1,090,000 which will expire through 2027, if not used.

Continued

6. LEASES

The Company leases office space in Dallas, Texas under an agreement which expires in December 2009. The Company subleases a portion of the space on a month to month basis for $415 per month. Rent expense for 2007 was $38,156 and sublease income was $3,322. Future minimum lease payments as of December 31, 2007 are: 2008 - $32,172 and 2009 - $33,513.

7. SUBSEQUENT EVENT

The Company is in the process of acquiring AFS Brokerage, Inc. (AFSB), a Colorado corporation located in Austin, Texas. As of January 2008, the parties are operating under a tri-party agreement. The purpose of this agreement is for the Company to provide operational services, clearing, and executive support to AFSB, and for AFSB to provide facilities and other property to AFSB for use by the Company, until such time as regulatory approval is obtained.

8. OTHER MATTERS

The Company has incurred significant losses since inception. Management has taken certain steps to ensure that the Company will continue as a going concern including efforts to increase commission revenues and reduce overhead and administrative costs. Management's earnings and cash flow projections indicate that additional capital infusions may be necessary in order for the Company to remain adequately capitalized in the future. There can be no assurance as to the availability or terms upon which additional capital might be available.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

Evolve Securities, Inc.
December 31, 2007

NET CAPITAL		
Total stockholder's equity	$	353,442
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		353,442
Deductions and/or charges for nonallowable assets:		
Receivables		74,772
Prepaid expenses		25,472
Furniture and equipment		14,441
Intangibles		75,286
Other		2,350
		192,321
Net capital	$	161,121
AGGREGATE INDEBTEDNESS		
Liabilities from statement of financial condition	$	112,155
Total aggregate indebtedness	$	112,155
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	45,000
Excess net capital	$	116,121
Excess net capital at 1000%	$	149,906
Ratio of aggregate indebtedness to net capital		.70 to 1

No material difference exists between the above computation of net capital under rule 15c3-1 and that filed with the Company's amended unaudited December 31, 2007 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS-DEALERS UNDER RULE 15c3-3
SCHEDULE II

Evolve Securities, Inc.
December 31, 2007

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
SCHEDULE III

Evolve Securities, Inc.
December 31, 2007

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Evolve Securities, Inc.
Cordova, Tennessee

In planning and performing our audit of the financial statements of Evolve Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
Fax 901-683-5482
Telephone 901-682-2431
www.rbgcpa.com

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck PLC

February 27, 2008

END